[LETTERHEAD OF THE ULTIMATE SOFTWARE GROUP, INC.]

June 14, 2010

SENT VIA EDGAR

Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:         The Ultimate Software Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on March 5, 2010
File No. 000-24347

Dear Ms. Jacobs:

On behalf of The Ultimate Software Group, Inc. (the “Company”), I am responding to the Staff’s comments with respect to the above-referenced filing.  For ease of reference, comments in your letter dated May 28, 2010 are reproduced below and are followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2009

Part I

Item 1.  Business

Intersourcing Offering, page 6

1.
In response to prior comment 1, you indicate that you will include revised risk factor disclosure with respect to the data centers and will include a discussion of the disaster recovery plans associated with Quality Technology Services and Verizon.  However, please tell us what consideration you have given to including disclosure of the material terms of these agreements in your business description section.  Refer to Instruction 1 to Item 101 of Regulation S-K.

Management’s Response

We have given further consideration to describing the material terms of our agreements with Quality Technology Services and Verizon, and will include a description of such material terms in the business description section of our annual report on Form 10-K for the year ending December 31, 2010 (“2010 Form 10-K”). In addition, we will expand our related risk factor disclosure (as described in response to prior comment 1) in our 2010 Form 10-K.  As mentioned in response to prior comment 1, we will also file these agreements as exhibits to our quarterly report on Form 10-Q for the quarter ending June 30, 2010 and will be requesting confidential treatment for some competitively sensitive information contained in these agreements.

Part III

Item 10.  Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 1, 2010)

Corporate Governance, Board Meetings and Committees of the Board

Board Leadership, page 7

2.
We note that Schott Scherr serves as the combined chairman and chief executive officer of your company.  Please tell us whether you have assigned a lead independent director who serves on your board of directors.  Refer to Item 407(h) of Regulation S-K.

Management’s Response

The Company’s board of directors has not designated a lead independent director from among its members.  In future filings, we will include a statement to this effect under the caption “Board Leadership” unless a lead independent director has been appointed.

Item 11.  (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 1, 2010)

General

3.	Please advise why you have not provided the disclosure responsive to Item 407(e)(4) of Regulation S-K under the caption, “Compensation Committee Interlocks and Insider Participation.”

Management’s Response

The disclosure required by Item 407(e)(4) of Regulation S-K has been provided under the captions “Corporate Governance, Board Meetings and Committees of the Board – Compensation Committee” at page 7 and “Certain Relationships and Related Transactions” at page 29 of our proxy statement.  In future filings, we will provide such disclosure under the caption “Compensation Committee Interlocks and Insider Participation.”

Compensation Discussion and Analysis

The Compensation Committee’s Processes, page 16

4.
We note that your compensation committee considers the compensation practices of the peer group you have identified on page 16, when setting the compensation levels of your named executive officers.  We also note that the objective of the compensation committee is generally to set total compensation in the broad middle range of comparable companies.  Yet, your discussion of the various elements of compensation, such as base salaries and incentive compensation, does not specifically explain how you arrived at the actual amounts paid for each named executive officer or how those amounts compare to the peer data used.  In you future filings, please expand your disclosure accordingly.  Where actual payments were above or below that of the comparable companies, your disclosure should discuss the reasons for any material variations.  As an example, we note that you took into consideration the salaries of other chief executive officers in setting Mr. Scherr’s salary and that his salary was increased from $630,000 to $700,000.

Management’s Response

In future filings, we will expand our disclosure in accordance with the Staff’s comment.

5.
We note that the compensation committee has, in the past, obtained advice and/or recommendations of Watson Wyatt and Company, an outside compensation consulting firm.  We also note from your disclosure on page 19 that your long-term incentive award grants were consistent with the recommendations of Watson Wyatt.  Please clarify whether such consultant was engaged directly by the compensation committee and/or by management for the fiscal year 2009.  Please describe the nature and scope of Watson Wyatt’s assignment and the material elements of the instructions or directions Watson Wyatt was given with respect to the performance of duties under the engagement.  Refer to Item 407(e)(3)(iii) of Regulation S-K.

Management’s Response

Watson Wyatt was not engaged by the Compensation Committee, the Board of Directors or management for the fiscal year 2009.  The most recent engagement of Watson Wyatt involving the Company was the engagement of that firm by the Compensation Committee in 2004 to advise the Compensation Committee with respect to alternatives for long term incentive plans to promote stock ownership among the top three executives and to advise the Compensation Committee with respect to compensation of the Board of Directors.  We referred to Watson Wyatt in our proxy statement because when awarding equity incentive grants to such executives in 2009, the Compensation Committee considered Watson Wyatt’s earlier recommendation that the equity component of the compensation of such executives be increased.

6.
You state that individual performance has a strong impact on the compensation of all employees; however, you have not included a discussion of how individual performance affected compensation of each of the name executive officers.  In your future filings, please expand your disclosure.  Describe the elements of individual performance that were taken into consideration in establishing, for example, base salary and incentive compensation, and any other elements of compensation for which individual performance was a factor.  As an example, we note that discretionary cash bonuses and stock-based compensation are based on individual achievement of performance goals, yet these goals are not described.  Revise accordingly.  Refer to Item 402(b)(2)(vii) of Regulation S-K.

Management’s Response

In future filings, we will expand our disclosure with respect to the effect of individual performance upon the compensation of each of the named executive officers in accordance with the Staff’s comment.  With respect to the 2009 cash bonus performance goals, please see our response to comment 7 below.

Incentive Performance Awards, page 18

7.
It appears that incentive performance awards payable in cash are tied to the achievement of certain performance goals, which are determined by the compensation committee when awards are granted.  However, it is unclear from your disclosure whether you are referring to corporate and/or individual performance goals.  Please clarify and provide a description of the elements of corporate and individual performance that were taken into account with respect to each named executive officer in awarding cash incentives.  Consider discussing how performance goals changed from the prior year to provide context to your compensation practices.  In addition, disclose whether the corporate and individual targets were met in each instance and state whether discretion was exercised to reduce or increase the size of any award or payout to your named executive officers.

Management’s Response

For 2009, the Company’s cash incentive performance awards were determined solely based upon the achievement of corporate performance goals, as distinguished from individual performance goals.  As stated at page 18 of our proxy statement, the sole element used to determine the cash incentive performance awards for 2009 was the excess of (A) the Company’s pre-tax operating income, as reflected in the Company’s audited financial statements for the year ended December 31, 2009, adjusted to add back the charges for such awards as well as the charges for non-cash stock based compensation expense and non-cash amortization of acquired intangible assets (“Pre-Tax Operating Income”) over (B) $12,870,000.  Since Pre-Tax Operating Income exceeded $12,870,000, the three named executive officers received the respective cash incentive performance awards disclosed at page 18 of our proxy statement pursuant to the formula described therein.  No discretion was exercised with respect to the size of these awards.  The Compensation Committee did not provide to the named executive officers an opportunity for cash incentive performance awards for 2008.

8.
We note that the compensation committee has sole discretion in awarding stock awards and that management does not have the ability to select or influence stock award grant dates.  Tell us whether management has the ability to influence the granting of incentive performance awards.

Management’s Response

As in the case of stock awards, the Compensation Committee has sole discretion in making cash incentive performance awards under the terms of the Company’s Amended and Restated 2005 Equity and Incentive Plan (the “Plan”) and has not delegated such authority to management.  Further, the Plan provides that the Committee may not delegate such authority with respect to awards under the Plan in favor of any person whom the Committee determines may be subject to Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or Section 162(m) of the Internal Revenue Code of 1986, as amended.

Item 13.  Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 1, 2010)

Certain Relationships and Related Transactions, page 29

9.
We note that have identified two relationships with related parties in response to Item 404 of Regulation S-K.  Please describe any transactions with these related parties during the last fiscal year, including the approximate dollar value of the amount involved in each transaction.  Refer to Item 404(a) of Regulation S-K.

Management’s Response

During 2009, Mr. Alois T. Leiter performed for the Company the services described on page 29 of our proxy statement.  In consideration for such services, the Company contributed to Leiter’s Landing, a non-profit charitable organization benefiting children that was formed by Mr. Leiter, one tenth (1/10th) of one percent of the Company’s total revenues for the year 2009, as reported in the Company’s 2009 audited annual financial statements, consistent with the formula disclosed in our proxy statement.  The approximate amount of such contribution was $197,000, as disclosed in footnote 18 to the Company’s audited consolidated financial statements as of and for the year ended December 31, 2009, included in the Company’s Form 10-K for the year then ended.  The Company will include the amount of such contributions in future fiscal years in its annual meeting proxy statements.

On page 29, we disclosed that one of our non-employee directors, Mr. James A. FitzPatrick, Jr., is a partner in the law firm Dewey & LeBoeuf LLP and that this law firm provides legal services to the Company.  We have therefore described the nature of the transaction as you have requested in comment 9.  However, we do not believe that the dollar value of this transaction is required to be disclosed.  In the Release adopting the current Rule 404(a), the Commission stated that “we do not intend to change the materiality standard applicable to Item 404(a).”  Although the Commission eliminated an existing instruction which provided that the dollar threshold ($120,000) is not a bright line materiality standard, the Commission did say that it “remains true, however, that when the amount involved in a transaction exceeds the prescribed threshold . . . a company should evaluate whether the related person has a direct or indirect material interest in the transaction to determine if disclosure is required.”  In our case, the amount of the legal fees paid by us to Mr. FitzPatrick’s law firm in 2009 exceeded $120,000 but represented less than one-tenth of one percent of such law firm’s 2009 revenues.  In addition, Mr. FitzPatrick is one of the approximately 300 partners of the law firm.  Therefore, we concluded under these circumstances that Mr. FitzPatrick did not have a direct or indirect material interest in this transaction and that the amount of the legal fees paid by us to the firm in 2009 was not required to be disclosed.  Moreover, the legal fees paid by us to Mr. FitzPatrick’s law firm in 2009 represented less than two-tenths of one percent of the Company’s 2009 revenues.  We will undertake to conduct this analysis each year in order to assure compliance with Rule 404(a).

If you have any questions or comments regarding the information set forth above, please feel free to contact me at 954-331-7069.

Sincerely,

/s/ Mitchell K. Dauerman
Mitchell K. Dauerman
Executive Vice President and
Chief Financial Officer

cc:           James A. FitzPatrick, Jr.
Dewey & LeBoeuf LLP